UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 28, 2022

(Date of Report (Date of earliest event reported))

FUTURE PEARL LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-5039959
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1661 EAST FRANKLIN AVENUE EL SEGUNDO, CA	90245
(Address of principal executive offices)	(ZIP Code)

310-431-1186

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

As of October 28, 2022, Kevin Morris has been terminated from the position of Chief Financial Officer and Chief Accounting Officer of Future Pearl Labs, Inc. (the “Company”).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By	/s/ James Jordan
James Jordan, Director
Future Pearl Labs, Inc.

Date: November 18, 2022